UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 30, 2018

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).     Yes  ☐    No  ☒

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated July 30, 2018 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the three and six months ended June 30, 2018. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the three and six months ended June 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: July 30, 2018	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contacts:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Reports Results for the Second Quarter of 2018

LONDON, ENGLAND — July 30, 2018—Global Ship Lease, Inc. (NYSE:GSL), a containership charter owner, announced today its unaudited results for the three months and six months ended June 30, 2018.

Second Quarter and Year To Date Highlights

•	Reported operating revenues of $35.0 million for the second quarter 2018. Revenue for the six months ended June 30, 2018 was $71.1 million

•	Reported net income available to common shareholders of $4.0 million for the second quarter 2018. For the six months ended June 30, 2018, net income was $8.2 million

•	Generated $23.4 million of Adjusted EBITDA(1) for the second quarter 2018. Adjusted EBITDA for the six months ended June 30, 2018 was $47.0 million

•

Took delivery on June 18, 2018 of GSL Valerie, a 2005-built, 2,824 TEU containership. Shortly after delivery, the vessel commenced charter employment with CMA CGM for a period of 12 months at a fixed rate of $9,000 per day.

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “Our fully contracted fleet of mid-sized and smaller containerships generated consistent cashflows from top-tier counterparties throughout the quarter. Our existing fleet of 18 vessels continued to operate in a highly stable and predictable manner. Further, we took delivery of our nineteenth ship, the GSL Valerie, on June 18, 2018, with pre-agreed charter employment with CMA CGM commencing on July 1. Global Ship Lease is in a strong position to continue benefitting from our substantial contracted revenues, established relationships with industry leaders, and ability to capitalize on attractive growth opportunities.”

Mr. Webber added, “Despite concerns around global trade tensions, the charter rates and asset values for the mid-sized and smaller containership segments—which remain the focus of GSL’s fleet—have continued to strengthen significantly in 2018 on the back of positive supply/demand fundamentals. We maintain our long-expressed thesis that these fleet segments hold the best upside prospects and continue to explore opportunities to grow our fleet on an accretive, highly disciplined basis for the benefit of our shareholders.”

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Revenue	35,009	40,259	71,111	79,901
Operating Income	15,194	18,531	30,685	36,965
Net Income for Common Shareholders	4,020	6,824	8,212	13,618
Adjusted EBITDA (1)	23,367	28,072	47,014	56,106
Normalized Net Income (1)	4,020	7,344	8,212	14,138

(1)

Adjusted EBITDA and Normalized net income are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. Reconciliations of such non-GAAP measures to the interim unaudited financial information are provided in this Earnings Release.

Revenue and Utilization

The GSL Valerie was delivered on June 18, 2018 and commenced a charter with CMA CGM on July 1, 2018. The remaining 18-vessel fleet generated revenue from fixed-rate, mainly long-term time, charters of $35.0 million in the three months ended June 30, 2018, down $5.3 million (or 13.2%) on revenue of $40.3 million for the comparative period in 2017. The reduction in revenue is mainly due to lower rates on the renewals of the charters of (i) the 2002-built Julie Delmas and the 2003-built Delmas Keta, effective September 2017, (ii) the 2005-built GSL Tianjin effective October 2017 and January 2018 and (iii) the 2004-built OOCL Qingdao effective March 2018 with 21 fewer days offhire in the second quarter 2018. There were 1,651 ownership days in the quarter, up 13 from the comparative period in 2017 due to the delivery on the 2005-built GSL Valerie. The 21 days of offhire in the three months ended June 30, 2018 were mainly attributable to one scheduled dry-docking. With 13 days idle time for GSL Valerie pending her deployment on charter to CMA CGM on July 1, 2018, utilization was 97.9%. In the comparative period of 2017, there were 15 days of planned offhire for scheduled dry-dockings and 27 days of unplanned offhire, giving a utilization of 98.6%.

For the six months ended June 30, 2018, revenue was $71.1 million, down $8.8 million (or 11.0%) on revenue of $79.9 million in the comparative period, mainly due to the factors noted above, offset by a reduction in total offhire from 92 days to 51 days.

The table below shows fleet utilization for the three and six months ended June 30, 2018 and 2017, and for the years ended December 31, 2017, 2016, 2015 and 2014.

	Three months ended		Six months ended
Days	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Ownership days	1,651	1,638	3,271	3,258	6,570	6,588	6,893	6,270
Planned offhire - scheduled dry-dock	(18)	(15)	(31)	(62)	(62)	(100)	(9)	(48)
Unplanned offhire	(3)	(27)	(7)	(30)	(40)	(3)	(7)	(12)
Idle time	(13)	0	(13)	0	0	0	(13)	(64)

Operating days	1,617	1,596	3,220	3,166	6,468	6,485	6,864	6,146
Utilization	97.9%	97.4%	98.4%	97.2%	98.4%	98.4%	99.6%	98.0%

In the three months ended June 30, 2018, we completed one regulatory dry-docking. There have been a total of two regulatory dry-dockings year to date. No further regulatory dry-dockings are scheduled in 2018. Two dry-dockings were completed in the three months ended June 30, 2017, and one further dry-docking was substantially completed. There were a total of four dry-dockings in 2017.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, as well as bunker fuel when a vessel is offhire or without a charter, were $10.2 million for the three months ended June 30, 2018. The average cost per ownership day in the quarter was $6,174, compared to $6,635 for the comparative period, down $461 or 6.9%. The reduction is mainly for lower crew costs and the reversal of accruals for insurance deductibles.

For the six months ended June 30, 2018, vessel operating expenses were $20.7 million, or an average of $6,334 per day, compared to $22.7 million in the comparative period, or $6,531 per day, a reduction of 3.0%.

Depreciation

Depreciation for the three months ended June 30, 2018 was $8.2 million, compared to $9.5 million in the second quarter 2017, with the reduction being due to the effect of lower book values for a number of vessels following impairment write downs taken in 2017.

Depreciation for the six months ended June 30, 2018 was $16.3 million, compared to $19.1 million in the comparative period, with the reduction being due to the reason noted above.

General and Administrative Costs

General and administrative costs were $1.5 million in the three months ended June 30, 2018, compared to $1.3 million in the second quarter of 2017.

For the six months ended June 30, 2018, general and administrative costs were $3.4 million, compared to $2.6 million in the comparative period in 2017, with the increase being due to higher legal and professional fees, mainly in the three months ended March 31, 2018.

Other Operating Income

Other operating income in the three months ended June 30, 2018 was $9,000, compared to $6,000 in the second quarter of 2017.

For the six months ended June 30, 2018, other operating income was $15,000, compared to $48,000 in the comparative period.

Adjusted EBITDA

As a result of the above, Adjusted EBITDA was $23.4 million for the three months ended June 30, 2018, down from $28.1 million for the three months ended June 30, 2017, with the reduction being mainly due to lower revenue.

Adjusted EBITDA for the six months ended June 30, 2018 was $47.0 million, compared to $56.1 million for the comparative period, with the reduction again being mainly due to lower revenue.

Interest Expense

Debt at June 30, 2018 totaled $404.8 million, comprising $360.0 million outstanding on our 9.875% notes due 2022 and $44.8 million under our secured term loan, both of which were closed in October 2017 as part of a re-financing. The net proceeds, together with cash on hand, were used to refinance our previous 10.000% notes due 2019. In addition, all outstanding borrowings under both the previous revolving credit facility and the previous secured term loan were repaid and terminated.

Debt at June 30, 2017 totaled $404.0 million, comprised $346.3 million outstanding on our previous 10.000% notes due 2019, and $57.7 million outstanding under the revolving credit facility and the secured term loan.

Interest expense for the three months ended June 30, 2018, was $10.7 million, compared to $11.0 million for the three months ended June 30, 2017, with the reduction mainly due to the prior period including $0.4 million premium paid in connection with the excess cashflow offer which retired $19.5 million principal amount of our previous 10% notes in April, 2017

For the six months ended June 30, 2018, interest expense was $21.5 million, compared to $22.0 million for the six months ended June 30, 2017, with the reduction mainly for the reason noted above.

Interest income for the three months ended June 30, 2018 was $0.4 million, compared to $0.1 million in the comparative quarter in 2017 on higher cash balances and increased interest rates.

Interest income for the six months ended June 30, 2018 was $0.6 million, compared to $0.2 million in the comparative period in 2017.

Taxation

Taxation for the three months ended June 30, 2018 was $31,000, compared to $6,000 in the second quarter of 2017.

Taxation for the six months ended June 30, 2018 was $46,000, compared to $16,000 for the comparative period in 2017.

Earnings Allocated to Preferred Shares

The Series B preferred shares, issued on August 20, 2014, carry a coupon of 8.75%, the cost of which for the three months ended June 30, 2018 was $0.8 million, the same as in the comparative period. The cost was $1.5 million in the six months ended June 30, 2018, again the same as in the comparative period.

Net Income Available to Common Shareholders

Net income available to common shareholders for the three months ended June 30, 2018 was $4.0 million, compared to $6.8 million in the second quarter 2017.

Normalized net income was the same as that reported at $4.0 million for the three months ended June 30, 2018, compared to $7.3 million in the second quarter of 2017, which excludes the premium paid on the purchase of our previous 10% notes in April 2017 under the excess cashflow offer and associated charges.

Net income available to common shareholders was $8.2 million for the six months ended June 30, 2018, compared to $13.6 million in the comparative period. Normalized net income for the six months ended June 30, 2018, was the same as reported. Normalized net income for the six months ended June 30, 2017, which excludes the premium paid and associated charges in connection with the excess cashflow offer, was $14.1 million.

Fleet

The following table provides information about the on-the-water fleet of 19 vessels as at June 30, 2018. As of the date of this release, 17 vessels are chartered to CMA CGM, and two are chartered to OOCL.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase by GSL	Remaining Charter Term (2) (years)		Earliest Charter Expiry Date	Daily Charter Rate $
CMA CGM Matisse	2,262	1999	Dec 2007	1.5		Sept 21, 2019	15,300
CMA CGM Utrillo	2,262	1999	Dec 2007	1.4		Sept 11, 2019	15,300
Delmas Keta	2,207	2003	Dec 2007	0.2		Aug 6, 2018	7,800
Julie Delmas	2,207	2002	Dec 2007	0.2		Jul 28, 2018	7,800
Kumasi	2,207	2002	Dec 2007	0.5 – 2.5	(3)	Nov 16, 2018	9,800
Marie Delmas	2,207	2002	Dec 2007	0.5 - 2.5	(3)	Nov 16, 2018	9,800
CMA CGM La Tour	2,272	2001	Dec 2007	1.5		Sept 20, 2019	15,300
CMA CGM Manet	2,272	2001	Dec 2007	1.4		Sept 7, 2019	15,300
CMA CGM Alcazar	5,089	2007	Jan 2008	2.6		Oct 18, 2020	33,750
CMA CGM Château d’If	5,089	2007	Jan 2008	2.5		Oct 11, 2020	33,750
CMA CGM Thalassa	11,040	2008	Dec 2008	7.5		Oct 1, 2025	47,200
CMA CGM Jamaica	4,298	2006	Dec 2008	4.5		Sept 17, 2022	25,350
CMA CGM Sambhar	4,045	2006	Dec 2008	4.5		Sept 16, 2022	25,350
CMA CGM America	4,045	2006	Dec 2008	4.5		Sept 19, 2022	25,350
CMA CGM Berlioz	6,621	2001	Aug 2009	3.2		May 28, 2021	34,000
GSL Tianjin	8,063	2005	Oct 2014	0.4		Sept 26, 2018	11,900
OOCL Qingdao	8,063	2004	Mar 2015	0.6		Jan 1, 2019	14,000
OOCL Ningbo	8,063	2004	Sep 2015	0.3		Sep 17, 2018	34,500
GSL Valerie	2,824	2005	Jun 2018	1.00		Jun 1, 2019	9,000

(1)	Twenty-foot Equivalent Units.
(2)

As at June 30, 2018 to mid-point of re-delivery period. Plus or minus 90 days, other than (i) Julie Delmas and Delmas Keta which are plus or minus 45 days, (ii) Kumasi and Marie Delmas see footnote 3 below, (iii) GSL Tianjin which is now between September 26, 2018 and January 26, 2019 see footnote 4 below, (iv) OOCL Qingdao which is now between January 1, 2019 and March 15, 2019 see footnote 5 below, (v) OOCL Ningbo which is between September 17, 2018 and December 17, 2018, and (vi) GSL Valerie which is between June 1, 2019 and July 31, 2019, all at charterer’s option.

(3)

The charters for Kumasi and Marie Delmas were amended in July 2016 to, inter alia, provide us with three consecutive options to extend the charters at $9,800 per day. The first of these options was exercised in July 2017, extending the charters to end 2018. The two remaining options allow us to extend the charters to December 31, 2020 plus or minus 90 days at charterer’s option. The earliest possible re-delivery date, not taking into account our remaining options, is shown in the table.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended June 30, 2018 today, Monday July 30, 2018 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 6279789

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Wednesday, August 15, 2018 at (855) 859-2056 or (404) 537-3406. Enter the code 6279789 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20F

Global Ship Lease, Inc has filed its Annual Report for 2017 with the Securities and Exchange Commission. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed-rate charters to top tier container liner companies.

As of July 1, 2018, Global Ship Lease owned 19 vessels with a total capacity of 85,136 TEU and an average age, weighted by TEU capacity, of 13.5 years. All 19 vessels are fixed on time charters, 17 of which are with CMA CGM. The average remaining term of the charters at July 1, 2018 was 2.4 years or 2.7 years on a weighted basis.

Reconciliation of Non-U.S. GAAP Financial Measures

A. Adjusted EBITDA

Adjusted EBITDA represents net income before interest income and expense including amortization of deferred finance costs, realized and unrealized gain (loss) on derivatives, income taxes, depreciation and amortization. Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income or any other financial metric required by such accounting principles.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Net income available to Common Shareholders	4,020	6,824	8,212	13,618
Adjust: Depreciation	8,173	9,541	16,329	19,141
Interest income	(351)	(90)	(620)	(183)
Interest expense	10,729	11,026	21,516	21,983
Income tax	31	6	46	16
Earnings allocated to preferred shares	765	765	1,531	1,531

Adjusted EBITDA	23,367	28,072	47,014	56,106

B. Normalized net income

Normalized net income represents net income adjusted for the premium paid on the tender offer together with the related accelerated amortization of deferred financing costs and original issue discount. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items that do not affect operating performance or operating cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles.

NORMALIZED NET INCOME - UNAUDITED

(thousands of U.S. dollars)

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Net income available to Common Shareholders	4,020	6,824	8,212	13,618
Adjust: Gain on purchase of Notes	—	—	—	—
Premium paid on tender offer for Notes	—	390	—	390
Accelerated write off of deferred financing charges related to purchase and tender offer	—	61	—	61
Accelerated write off of original issue discount related to purchase and tender offer	—	69	—	69

Normalized net income	4,020	7,344	8,212	14,138

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of CMA CGM (the company’s principal charterer and main source of operating revenue) and other charterers and their ability to pay charterhire in accordance with the charters;

•	the overall health and condition of the U.S. and global financial markets;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional financing to fund capital expenditures, vessel acquisitions and for other general corporate purposes and its ability to meet its financial covenants and repay its borrowings;

•

Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its first priority secured notes;

•	future acquisitions, business strategy and expected capital spending;

•

operating expenses, availability of key employees, crew, number of off-hire days, dry-docking and survey requirements, costs of regulatory compliance, insurance costs and general and administrative costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	change in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve Global Ship Lease’s capital base;

•	Global Ship Lease’s expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of its vessels;

•

Global Ship Lease’s continued ability to enter into or renew charters including the re-chartering of vessels on the expiry of existing charters, or to secure profitable employment for its vessels in the spot market;

•	the continued performance of existing charters;

•	Global Ship Lease’s ability to capitalize on management’s and directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations; and

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended June 30,				Six months ended June 30,
	2018		2017		2018		2017
Operating Revenues
Time charter revenue		$4,382		$9,341		$10,108		$18,578
Time charter revenue – related party		30,627		30,918		61,003		61,323

		35,009		40,259		71,111		79,901

Operating Expenses
Vessel operating expenses		9,979		10,468		20,183		20,478
Vessel operating expenses – related party		214		400		536		800
Depreciation		8,173		9,541		16,329		19,141
General and administrative		1,458		1,325		3,393		2,565
Other operating income		(9)		(6)		(15)		(48)

Total operating expenses		19,815		21,728		40,426		42,936

Operating Income		15,194		18,531		30,685		36,965
Non Operating Income (Expense)
Interest income		351		90		620		183
Interest expense		(10,729)		(11,026)		(21,516)		(21,983)

Income before Income Taxes		4,816		7,595		9,789		15,165
Income taxes		(31)		(6)		(46)		(16)

Net Income		$4,785		$7,589		$9,743		$15,149
Earnings allocated to Series B Preferred Shares		(765)		(765)		(1,531)		(1,531)

Net Income available to Common Shareholders		$4,020		$6,824		$8,212		$13,618

Earnings per Share
Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions)		48,109,734		47,975,609		48,060,010		47,975,609
Diluted		48,405,263		47,975,609		48,326,339		47,975,609
Net income per Class A common share
Basic (including RSUs without service conditions)		$0.08		$0.14		$0.17		$0.28
Diluted		$0.08		$0.14		$0.17		$0.28
Weighted average number of Class B common shares outstanding
Basic and diluted		7,405,956		7,405,956		7,405,956		7,405,956
Net income per Class B common share Basic and diluted	$	nil	$	nil	$	nil	$	nil

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	June 30, 2018	December 31, 2017
Assets
Cash and cash equivalents	$69,599	$73,266
Accounts receivable	—	72
Due from related party	1,518	1,932
Prepaid expenses	2,671	918
Other receivables	119	458
Inventory	2,608	742

Total current assets	76,515	77,388

Vessels in operation	595,318	597,779
Other fixed assets	7	10
Intangible assets	3	7

Total non-current assets	595,328	597,796

Total Assets	$671,843	$675,184

Liabilities and Stockholders’ Equity
Liabilities
Current portion of long term debt	40,000	40,000
Intangible liability – charter agreements	1,771	1,771
Deferred revenue	1,668	2,178
Accounts payable	478	1,486
Due to related party	1,909	2,813
Accrued expenses	7,794	8,788

Total current liabilities	53,620	57,036

Long term debt	350,932	358,515
Intangible liability – charter agreements	7,125	8,011
Deferred tax liability	27	17

Total long term liabilities	358,084	366,543

Total Liabilities	$411,704	$423,579

Commitments and contingencies	—	—
Stockholders’ Equity
Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,609,734 shares issued and outstanding (2017 – 47,609,734)	$476	$476
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2017 – 7,405,956)	74	74
Series B Preferred shares – authorized 16,100 shares with $0.01 par value; 14,000 shares issued and outstanding (2017 – 14,000)	—	—
Additional paid in capital	387,070	386,748
Accumulated deficit	(127,481)	(135,693)

Total Stockholders’ Equity	260,139	251,605

Total Liabilities and Stockholders’ Equity	$671,843	$675,184

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Cash Flows from Operating Activities
Net income	$4,785	$7,589	$9,743	$15,149
Adjustments to Reconcile Net income to Net Cash Provided by Operating Activities
Depreciation	8,174	9,541	16,330	19,141
Amortization of deferred financing costs	986	885	2,015	1,775
Amortization of original issue discount	200	343	401	625
Amortization of intangible liability	(443)	(452)	(886)	(904)
Share based compensation	45	—	90	—
(Increase) decrease in accounts receivable and other assets	(232)	382	(1,336)	(199)
(Increase) in inventory	(83)	(73)	(1,866)	(121)
(Decrease) increase in accounts payable and other liabilities	(10,078)	8,800	(2,228)	(748)
(Decrease) increase in unearned revenue	(198)	330	(510)	758
(Decrease) increase in related party balances	(2,937)	580	(1,099)	628
Unrealized foreign exchange (gain) loss	(6)	—	(2)	6

Net Cash Provided by Operating Activities	213	27,925	20,652	36,110

Cash Flows from Investing Activities
Cash paid for vessel improvements	—	(100)	(150)	(100)
Cash paid for vessels	(10,283)	—	(11,411)	—
Cash paid for other assets	—	(8)	—	(8)
Cash paid for drydockings	(854)	(2,211)	(1,227)	(3,931)

Net Cash Used in Investing Activities	(11,137)	(2,319)	(12,788)	(4,039)

Cash Flows from Financing Activities
Repurchase of secured notes	—	(19,501)	—	(19,501)
Repayment of credit facilities	(10,000)	(2,925)	(10,000)	(5,850)
Series B Preferred Shares – dividends paid	(765)	(765)	(1,531)	(1,531)

Net Cash Used in Financing Activities	(10,765)	(23,191)	(11,531)	(26,882)

Net (Decrease) increase in Cash and Cash Equivalents	(21,689)	2,415	(3,667)	5,189
Cash and Cash Equivalents at Start of Period	91,288	57,017	73,266	54,243

Cash and Cash Equivalents at End of Period	$69,599	$59,432	$69,599	$59,432

Supplemental information
Total interest paid	$19,289	$746	$19,937	$19,678
Income tax paid	$16	$10	$28	$24

Exhibit II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		June 30, 2018	December 31, 2017
	Note
Assets
Cash and cash equivalents		$69,599	$73,266
Accounts receivable		—	72
Due from related party	6	1,518	1,932
Prepaid expenses		2,671	918
Other receivables		119	458
Inventory		2,608	742

Total current assets		76,515	77,388

Vessels in operation	4	595,318	597,779
Other fixed assets		7	10
Intangible assets		3	7

Total non-current assets		595,328	597,796

Total Assets		$671,843	$675,184

Liabilities and Stockholders’ Equity
Liabilities
Current portion of long term debt	5	40,000	40,000
Intangible liability – charter agreements		1,771	1,771
Deferred revenue		1,668	2,178
Accounts payable		478	1,486
Due to related party	6	1,909	2,813
Accrued expenses		7,794	8,788

Total current liabilities		53,620	57,036

Long term debt	5	350,932	358,515
Intangible liability – charter agreements		7,125	8,011
Deferred tax liability		27	17

Total long term liabilities		358,084	366,543

Total Liabilities		$411,704	$423,579

Commitments and contingencies	7	—	—
Stockholders’ Equity
Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,609,734 shares issued and outstanding (2017 – 47,609,734)	8	$476	$476
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2017 – 7,405,956)	8	74	74
Series B Preferred shares – authorized 16,100 shares with $0.01 par value; 14,000 shares issued and outstanding (2017 – 14,000)	8	—	—
Additional paid in capital		387,070	386,748
Accumulated deficit		(127,481)	(135,693)

Total Stockholders’ Equity		260,139	251,605

Total Liabilities and Stockholders’ Equity		$671,843	$675,184

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended June 30,				Six months ended June 30,
		2018		2017		2018		2017
	Note
Operating Revenues
Time charter revenue			$4,382		$9,341		$10,108		$18,578
Time charter revenue – related party	6		30,627		30,918		61,003		61,323

			35,009		40,259		71,111		79,901

Operating Expenses
Vessel operating expenses			9,979		10,468		20,183		20,478
Vessel operating expenses – related party	6		214		400		536		800
Depreciation	4		8,173		9,541		16,329		19,141
General and administrative			1,458		1,325		3,393		2,565
Other operating income			(9)		(6)		(15)		(48)

Total operating expenses			19,815		21,728		40,426		42,936

Operating Income			15,194		18,531		30,685		36,965
Non Operating Income (Expense)
Interest income			351		90		620		183
Interest expense			(10,729)		(11,026)		(21,516)		(21,983)

Income before Income Taxes			4,816		7,595		9,789		15,165
Income taxes			(31)		(6)		(46)		(16)

Net Income			$4,785		$7,589		$9,743		$15,149
Earnings allocated to Series B Preferred Shares	8		(765)		(765)		(1,531)		(1,531)

Net Income available to Common Shareholders			$4,020		$6,824		$8,212		$13,618

Earnings per Share
Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions)	10		48,109,734		47,975,609		48,060,010		47,975,609
Diluted	10		48,405,263		47,975,609		48,326,339		47,975,609
Net income per Class A common share
Basic (including RSUs without service conditions)	10		$0.08		$0.14		$0.17		$0.28
Diluted	10		$0.08		$0.14		$0.17		$0.28
Weighted average number of Class B common shares outstanding
Basic and diluted	10		7,405,956		7,405,956		7,405,956		7,405,956
Net income per Class B common share
Basic and diluted	10	$	nil	$	nil	$	nil	$	nil

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended June 30,		Six months ended June 30,
		2018	2017	2018	2017
	Note
Cash Flows from Operating Activities
Net income		$4,785	$7,589	$9,743	$15,149
Adjustments to Reconcile Net income to Net Cash Provided by Operating Activities
Depreciation	4	8,174	9,541	16,330	19,141
Amortization of deferred financing costs	5	986	885	2,015	1,775
Amortization of original issue discount	5	200	343	401	625
Amortization of intangible liability		(443)	(452)	(886)	(904)
Share based compensation	9	45	—	90	—
(Increase) decrease in accounts receivable and other assets		(232)	382	(1,336)	(199)
(Increase) in inventory		(83)	(73)	(1,866)	(121)
(Decrease) increase in accounts payable and other liabilities		(10,078)	8,800	(2,228)	(748)
(Decrease) increase in unearned revenue		(198)	330	(510)	758
(Decrease) increase in related party balances	6	(2,937)	580	(1,099)	628
Unrealized foreign exchange (gain) loss		(6)	—	(2)	6

Net Cash Provided by Operating Activities		213	27,925	20,652	36,110

Cash Flows from Investing Activities
Cash paid for vessel improvements		—	(100)	(150)	(100)
Cash paid for vessels		(10,283)	—	(11,411)	—
Cash paid for other assets		—	(8)	—	(8)
Cash paid for drydockings		(854)	(2,211)	(1,227)	(3,931)

Net Cash Used in Investing Activities		(11,137)	(2,319)	(12,788)	(4,039)

Cash Flows from Financing Activities
Repurchase of secured notes	5	—	(19,501)	—	(19,501)
Repayment of credit facilities	5	(10,000)	(2,925)	(10,000)	(5,850)
Series B Preferred Shares – dividends paid	8	(765)	(765)	(1,531)	(1,531)

Net Cash Used in Financing Activities		(10,765)	(23,191)	(11,531)	(26,882)

Net (Decrease) increase in Cash and Cash Equivalents		(21,689)	2,415	(3,667)	5,189
Cash and Cash Equivalents at Start of Period		91,288	57,017	73,266	54,243

Cash and Cash Equivalents at End of Period		$69,599	$59,432	$69,599	$59,432

Supplemental information
Total interest paid		$19,289	$746	$19,937	$19,678
Income tax paid		$16	$10	$28	$24

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Number of Series B Preferred Shares at $0.01 Par value	Common Stock	Series B Preferred Shares	Additional Paid in Capital	Accumulated Deficit	Stockholders’ Equity
Balance at January 1, 2017	54,981,565	14,000	$550	$—	$386,708	$(58,365)	$328,893
Restricted Stock Units (note 9)	—	—	—	—	40	—	40
Class A common shares issued (note 8)	34,125	—	—	—	—	—	—
Net loss for the period	—	—	—	—	—	(74,266)	(74,266)
Series B Preferred Shares dividend (note 8)	—	—	—	—	—	(3,062)	(3,062)

Balance at December 31, 2017	55,015,690	14,000	$550	$—	$386,748	$(135,693)	$251,605
Restricted Stock Units					322		322
Net income for the period	—	—	—	—	—	9,743	9,743
Series B Preferred Shares dividend (note 8)	—	—	—	—	—	(1,531)	(1,531)

Balance at June 30, 2018	55,015,690	14,000	$550	$—	$387,070	$(127,481)	$260,139

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a)	Nature of Operations

The Global Ship Lease group owns and charters out containerships. As of June 30, 2018, the group owned 19 vessels; 16 were time chartered to CMA CGM and two to Orient Overseas Container Lines with remaining charter periods ranging from 0.2 to 7.5 years. The 19th vessel commenced a charter to CMA CGM on July 1, 2018.

The following table provides information about the 19 vessels owned as at June 30, 2018:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charterer	Charter Remaining Duration (years) (2)	Daily Charter Rate
CMA CGM Matisse	2,262	1999	December 2007	CMA CGM	1.5	$15.300
CMA CGM Utrillo	2,262	1999	December 2007	CMA CGM	1.4	$15.300
Delmas Keta	2,207	2003	December 2007	CMA CGM	0.2	$7.800
Julie Delmas	2,207	2002	December 2007	CMA CGM	0.2	$7.800
Kumasi (3)	2,207	2002	December 2007	CMA CGM	2.5	$9.800
Marie Delmas (3)	2,207	2002	December 2007	CMA CGM	2.5	$9.800
CMA CGM La Tour	2,272	2001	December 2007	CMA CGM	1.5	$15.300
CMA CGM Manet	2,272	2001	December 2007	CMA CGM	1.4	$15.300
CMA CGM Alcazar	5,089	2007	January 2008	CMA CGM	2.6	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	CMA CGM	2.5	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	CMA CGM	7.5	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	CMA CGM	4.5	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	CMA CGM	4.5	$25.350
CMA CGM America	4,045	2006	December 2008	CMA CGM	4.5	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	CMA CGM	3.2	$34.000
GSL Tianjin	8,063	2005	October 2014	CMA CGM	0.4	$11.900
OOCL Qingdao	8,063	2004	March 2015	OOCL	0.6	$14.000
OOCL Ningbo	8,063	2004	September 2015	OOCL	0.3	$34.500
GSL Valerie (4)	2,824	2005	June 2018	CMA CGM	1.0	$9.000

(1)	Twenty-foot Equivalent Units.
(2)

As at June 30, 2018 to mid-point of re-delivery period. Plus or minus 90 days, other than (i) Julie Delmas and Delmas Keta which are plus or minus 45 days, (ii) Kumasi and Marie Delmas see footnote 3 below, (iii) GSL Tianjin which is between September 26, 2018 and January 26, 2019, (iv) OOCL Qingdao which is between January 1, 2019 and March 15, 2019, (v) OOCL Ningbo which is between September 17, 2018 and December 17, 2018, all at charterer’s option.

(3)

The charters for Kumasi and Marie Delmas were amended in July 2016 to, inter alia, provide us with three consecutive options to extend the charters at $9,800 per day. The first of these options was exercised in July 2017, extending the charters to end 2018. The two remaining options allow us to extend the charters to December 31, 2020 plus or minus 90 days at charterer’s option. The earliest possible re-delivery date, not taking into account our remaining options, is shown in the table.

(4)

The Company acquired a 2,824 TEU containership on June 18, 2018. The vessel, now named “GSL Valerie”, will be chartered to CMA CGM for a period of 12 months from July 1, 2018 at a gross rate of $9,000 per day.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation

Counterparty risk

The majority of the Company’s revenues are derived from charters of vessels to CMA CGM. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is volatile and has been experiencing a sustained cyclical downturn. Many container shipping companies have reported financial losses.

If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and for shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2017 filed with the Securities and Exchange Commission on March 29, 2018 in the Company’s Annual Report on Form 20-F.

Impairment Testing

Fixed assets such as vessels are reviewed individually for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment charge is recognized when the sum of the expected undiscounted future cash flows from the asset over its estimated remaining useful life is less than its carrying amount and is recorded equal to the amount by which the asset’s carrying amount exceeds its fair value. Fair value is the net present value of estimated future cash flows, discounted by an appropriate discount rate.

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, for the four years from the date of the impairment test and a reversion to the historical mean for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost, (v) estimated useful life which is assessed as a total of 30 years and (vi) estimated residual value. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

Recently issued accounting standards

ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” was issued by the Financial Accounting Standards Board (“FASB”) in May 2014 and became effective for annual periods which began after December 15, 2017. This ASU superceded nearly all existing revenue recognition guidance under U.S. GAAP. An entity shall apply the guidance in this Topic to all contracts with customers, subject to several exceptions. The Company’s contracts with customers fall within the scope of Topic 840, Leases (updated to be Topic 842), and are therefore exempt from Topic 606 (ASC 606-10-15-2 (a)).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting Policies and Disclosure (continued)

Recently issued accounting standards (continued)

On March 28, 2018, the FASB tentatively approved practical expedients to ASC 842 (Leases) which would allow lessors to have the option to aggregate non-lease components with the related lease component. The option would be available to a lessor if (i) the timing and pattern of transfer for the non-lease component and the related lease component are the same and (ii) the stand-alone lease component would be classified as an operating lease if accounted for separately. If so elected, the lessor would account for the combined component based on its predominant characteristic and such accounting would need to be applied consistently to similar classes of underlying assets. The Company will adopt ASC 842 with effect from January 1, 2019 and expects to apply the practical expedients. As the predominant characteristic is the lease component, the Company will account for the operating leases under ASC 842 and does not anticipate, beyond additional disclosures, any material impact on the financial statements. For the operating lease for its office space, under ASC 842, a right-of-use asset and a corresponding lease liability for the remaining period of the lease will be recognised on the Consolidated Balance Sheet from January 1, 2019, and amortised on a straight line basis over the remaining lease term. Additional disclosures will be required, but there will be no material change to the Consolidated Statements of Income or Consolidated Statements of Cash Flows.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

4.	Vessels in Operation, less Accumulated Depreciation

	June 30, 2018	December 31, 2017
Cost less impairment brought forward	$926,266	$1,003,440
Accumulated Depreciation	(332,047)	(318,037)
Drydock in progress	1,099
Vessel impairment during period	—	(87,624)

Net book value	$595,318	$597,779

On June 18, 2018, the Company took delivery of a 2005-built, 2,824 TEU containership, now named GSL Valerie. The vessel commenced charter employment with CMA CGM from July 1, 2018 for a period of 12 months at a fixed rate of $9,000 per day.

Whilst charter rates in the spot market and asset values saw improvements through 2017, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a fleet-wide review for impairment as at December 31, 2017; which resulted in an impairment charge on five vessels, totalling $87,624, being recognised in the three months ended December 31, 2017.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt

	June 30, 2018	December 31, 2017
2022 Notes	$360,000	$360,000
Less original issue discount	(3,600)	(3,600)
Amortization of original issue discount	535	133

2022 Notes (note 6(d))	356,935	356,533
Super Senior Term Loan (note 6(e))	44,800	54,800
Less: Deferred financing costs (note 6(g))	(10,803)	(12,818)

Balance	390,932	398,515
Less: Current portion of 2022 Notes (note 6(d))	(20,000)	—
Less: Current portion of Super Senior Term Loan (note 6(e))	(20,000)	(40,000)

Non-current portion of Long-Term Debt	$350,932	$358,515

a)	10.0% First Priority Secured Notes Due 2019

In March 2014 the Company issued $420,000 of 10.0% First Priority Secured Notes with a final maturity on April 1, 2019. These 2019 Notes were fully repaid and terminated on November 22, 2017 using proceeds of the issue of the 2022 Notes (see note 6(d)).

Interest on the 2019 Notes was payable semi-annually on April 1 and October 1 of each year. The 2019 Notes were secured by first priority ship mortgages on 16 of the Company’s 18 vessels and by assignments of earnings and insurances, a pledge over certain bank accounts, as well as share pledges over each subsidiary owning the 16 mortgaged vessels. In addition, the 2019 Notes were fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.

The original issue discount was amortised on an effective interest rate basis over the life of the 2019 Notes.

Under the terms of the 2019 Notes the Company is required within 120 days following the end of each financial year, in which the Company has at least $1,000 of Excess Cash Flow, as defined, to offer to purchase up to a maximum offer amount of $20,000, such amount being the aggregate of 102% of the principal amount plus any accrued and unpaid interest thereon, up to, but not including, the purchase date. The first such offer, for 2014, in the maximum amount of $20,000, was launched on April 21, 2015. At the close of this offer, $350 nominal amount of 2019 Notes was tendered and accepted.

Following the sale of two vessels secured to the 2019 Notes in November and December 2015, the Company was required to offer the net sale proceeds, less a proportion to be used to repay part of the associated Revolving Credit Facility (see note 6(b)), to Noteholders (“Collateral Sale Offer”) within 90 days of receipt of the sale proceeds. The terms of the Collateral Sale Offer are the same as those of the annual Excess Cash Flow Offer. Consequently, on February 2, 2016, the Company launched a combined Excess Cash Flow Offer for 2015 and the Collateral Sale Offer in an aggregate amount of $28,417 (“Maximum Offer Amount”), at a purchase price of 102% of the aggregate principal amount plus any accrued and unpaid interest thereon, up to, but not including, the purchase date. At the close of this offer, the nominal amount of 2019 Notes tendered exceeded the Maximum Offer Amount and $26,662 were accepted on a pro rata basis.

The third Excess Cash Flow offer, for 2016, in the maximum amount of $20,000, was launched on March 22, 2017. At the close of this offer on April 19,2017, the 2019 Notes tendered exceeded the Maximum Offer Amount and $19,501 nominal amount of the 2019 Notes was accepted on a pro rata basis.

In May, August and November, 2016, the Company purchased $4,200, $5,000 and $18,000 of Notes respectively, in the open market. This gave rise to gains of $452, $475 and $1,938, which are included within Interest Expense in the Consolidated Statements of Income. These Notes were subsequently cancelled.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

(b)	Revolving Credit Facility

On March 19, 2014, and in connection with the 2019 Notes, the Company entered into a $40,000 senior secured revolving credit facility with Citibank N.A. (the “Revolving Credit Facility”) with a final maturity on October 1, 2018. The interest rate under the facility was USD LIBOR plus a margin of 3.25% and was payable at least quarterly. The outstanding balance of the Revolving Credit Facility was fully repaid on October 31, 2017 using proceeds of the Super Senior Term Loan (see note 6(e)).

(c)	Secured Term Loan

On July 29, 2015, the Company entered into a $35,000 secured term loan with DVB Bank SE (the “Secured Term Loan”) with a maturity five years after drawdown, with early repayment, inter alia, if the 2019 Notes were not refinanced by November 30, 2018, or if the secured vessel ceased to be employed on a charter for a period in excess of 90 days. This Secured Term Loan was fully repaid on October 26, 2017 using proceeds of the new Super Senior Term Loan (see note 6(e)) and cash on hand.

The Secured Term Loan bore interest at USD LIBOR plus a margin of 2.75% and was payable at least quarterly.

The Secured Term Loan was secured by a first priority ship mortgage on OOCL Tianjin and by assignment of earnings and insurances for the same vessel.

(d)	9.875% First Priority Secured Notes due 2022

On October 31, 2017 the Company completed the sale of $360,000 of 9.875% First Priority Secured Notes (“the 2022 Notes”) which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356,400.

Interest on the 2022 Notes is payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at June 30, 2018 the 2022 Notes were secured by first priority ship mortgages on 18 of the Company’s vessels (the “Mortgaged Vessels”), and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2022 Notes are fully and unconditionally guaranteed, jointly and severally, by 18 of the Company’s vessel owning subsidiaries and Global Ship Lease Services Limited.

The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year.

The original issue discount is being amortised on an effective interest rate basis over the life of the 2022 Notes.

The Company is required to annually repay $40,000 for the first three years and $35,000 thereafter, across both the 2022 Notes and the new Super Senior Term Loan (see note 6(e)). Around the first and second anniversary of the issue of the 2022 Notes, the Company will offer to redeem $20,000 of the 2022 Notes at a purchase price of 102%. Any such offer not accepted will be applied to repay the Super Senior Term Loan at par. Should the amount outstanding under the Super Senior Term Loan be insufficient to absorb the repayment, the excess will be mandatorily redeemed against the 2022 Notes at 102%. Around the third anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $40,000 of the 2022 Notes at a purchase price of 102%, less any amount remaining under the Super Senior Term Loan. Around the fourth anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $35,000 of the 2022 Notes at a purchase price of 102%.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

(e)	Superior Senior Term Loan

On October 26, 2017, and in connection with the 2022 Notes, the Company entered into a new $54,800 Super Senior Term Loan with Citibank N.A. (the “Super Senior Term Loan”). The term loan was drawn down in full on October 31, 2017 and matures no later than October 31, 2020. The interest rate is USD LIBOR plus a margin of 3.25% and is payable at least quarterly.

The collateral provided to the 2022 Notes also secures on a first priority basis the Super Senior Term Loan. The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year.

The Company is required to repay $10,000 semi-annually for the first two years and $7,400 semi-annually in the third year on April 30 and October 31. Amounts outstanding can also be repaid in line with the repayment mechanism set out in note 6(d) above.

(f)	Repayment Schedule

Based on scheduled repayments from July 1, 2018 the long term debt, comprising the 2022 Notes and the Super Senior Term Loan, will be reduced in each of the relevant periods as follows:

Year ending June 30,
2019	$40,000
2020	37,400
2021	32,600
2022	35,000
2023	259,800

404,800
Less: amortization of original issue discount	(3,065)
Less: amortization of deferred financing costs	(10,803)

$390,932

(g)	Deferred financing costs

	June 30, 2018	December 31, 2017
Opening balance	$12,818	$7,100
Expenditure in the period	—	13,177
Amortization included within interest expense	(2,015)	(7,459)

Closing balance	$10,803	$12,818

Costs amounting to $13,177 were incurred in connection with the Company’s issue of the 2022 Notes and agreeing the Super Senior Term Loan. These are being amortized on an effective interest rate basis over the life of the financings for which they were incurred.

The remaining unamortized balance of deferred financing costs related to the 2019 Notes and the Secured Term Loan, which were fully repaid and terminated in October 2017, amounting to $4,191 was written off and recorded within interest expense within the Consolidated Statements of Income in the quarter ended December 31, 2017. As the replacement of the Revolving Credit Facility with the Super Senior Term Loan is deemed to be a debt modification, the remaining unamortized balance of deferred financing costs related to the Revolving Credit Facility are carried forward and being amortized with the costs of the Super Senior Term Loan.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in note 1, the parent company of Global Ship Lease, Inc. and at June 30, 2018, is a significant shareholder of the Company, owning Class A and Class B common shares representing a 44.4% voting interest in the Company.

Amounts due to and from CMA CGM companies are shown in the Consolidated Balance Sheets. The current account balances at June 30, 2018 and December 31, 2017 relate to amounts payable to or recoverable from CMA CGM group companies. The majority of the Company’s charter arrangements are with CMA CGM and one of its subsidiaries provides the Company with ship management services for some of its vessels.

Time	Charter Agreements

The majority of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at June 30, 2018 of between 0.2 and 7.5 years (see note 2(a)). Of the $419,146 maximum contracted future charter hire receivable (including all periods at the Company’s option) for the fleet set out in note 7, $408,454 relates to the 16 vessels that were chartered to CMA CGM as at June 30, 2018, and a further $3,285 for a new charter with CMA CGM from 1 July 2018. Revenues generated from charters to CMA CGM are shown separately in the Consolidated Statements of Income.

Ship Management Agreements

At June 30, 2018, the Company outsourced day to day technical management of 7 of its vessels to CMA Ships Limited (“CMA Ships”), a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships an annual management fee of $123 per vessel (2017: $123) and reimburses costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap per day per vessel, depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charter remains in place; no claims have been made under the cap agreement. Ship management fees related to CMA Ships are shown separately in the Consolidated Statements of Income.

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

7.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The maximum contracted annual future charter hire receivable (not allowing for any offhire and assuming expiry at the mid-point between the earliest and latest possible end dates) for the 19 vessels as at June 30, 2018, and assuming the owner’s options included in the charters for Kumasi and Marie Delmas are exercised, is as follows:

Year ending June 30,
2019	125,172
2020	99,607
2021	74,283
2022	46,902
2023	30,072
Thereafter	43,110

$419,146

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

8.	Share Capital

At June 30, 2018 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares. Dividends, when declared, must be paid as follows:

•	firstly, to all Class A common shares at the applicable rate for the quarter;

•	secondly, to all Class A common shares until they have received payment for all preceding quarters at the rate of $0.23 per share per quarter;

•	thirdly, to all Class B common shares at the applicable rate for the quarter;

•	then, to all Class A and B common shares as if they were a single class.

The Class B common shares remain subordinated until the Company has paid a dividend at least equal to $0.23 per quarter per share on both the Class A and Class B common shares for the immediately preceding four-quarter period. Due to the requirements described above, Class B common shares cannot receive any dividend until all Class A common shares have received dividends representing $0.23 per share per quarter for all preceding quarters. Should the notional arrearages of dividend on the Class A common shares be made up and a dividend at the rate of $0.23 per share be paid for four consecutive quarters, the Class B common shares convert to Class A common shares on a one-for-one basis. Also, each Class B common share will convert into a Class A common share on a change of control of the Company.

A dividend of $0.10 per Class A common share was paid on August 24, 2015 and on November 24, 2015. Prior to these, the last quarter for which a dividend was paid was the fourth quarter 2008 at $0.23 per Class A common share.

Restricted stock units have been granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 9). On August 28, 2015, the Company adopted the 2015 Equity Incentive Plan. The 2008 Equity Incentive Plan was closed. The 2015 Plan permits a maximum issuance of 1,500,000 shares. On 29 December 2017, 34,125 shares were issued under the 2015 Plan, representing 20% of the directors’ base fee for 2017. On March 31, June 30, September 30 and December 30, 2016, 8,529, 8,534, 8,534 and 8,528 shares respectively, were issued under the 2015 Plan, representing 20% of directors’ base fee for the quarters ended March 31, June 30, September 30, and December 31, 2016. In both years, the number of shares to be issued was determined on the basis of a notional value per share of $4.00 rather than market values.

On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds from the offering were $33,497. These shares are classified as Equity in the Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statements of Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent quarterly dividends have been declared, the last of which was on June 7, 2018 for the second quarter 2018.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.	Share-Based Compensation

Share based awards since January 1, 2017, are summarized as follows:

	Restricted Stock Units
	Number of Units	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2017	500,000	$2.42	n/a

Unvested as at December 31, 2017	500,000	$2.42	n/a

Granted January 8, 2018	200,000	1.16	n/a
Granted March 1, 2018	200,000	1.13	n/a

Unvested as at June 30, 2018	900,000	$1.85	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the stock units is recognized as compensation cost in the Consolidated Statements of Income over the vesting period. During the three months and six months ended June 30, 2018, the Company recognized $45 (2017: $ nil) and $90 (2017: $ nil) share based compensation cost. As at June 30, 2018, there was $136 unrecognized compensation cost relating to the above share based awards (December 31, 2017: $ nil).

Restricted stock units granted to four members of management on September 2, 2011 were to vest over two years; half during September and October 2012 and the remaining half during September and October 2013. In March 2012, these grants were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this was after September 30, 2012 in respect of half of the grant and after September 30, 2013 for the other half of the grant. Restricted stock units granted to management on March 13, 2012 are expected to vest when the individual leaves employment, provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause. Restricted stock units granted to management on March 7, 2013 are expected to vest when the individual leaves employment, provided that this is after September 30, 2015 and is not as a result of resignation or termination for cause.

On August 28, 2015, the Company adopted the 2015 Equity Incentive Plan which allows the Board of Directors to grant employees, consultants and directors of the Company and its subsidiaries, options, stock appreciation rights, stock grants, stock units and dividend equivalents on substantially the same terms as the 2008 Plan, which was closed for further awards. The 2015 Plan permits a maximum issuance of 1,500,000 shares.

Restricted stock units were granted to four members of management on March 3, 2016, under the 2015 Plan and divided into two tranches. The first tranche (100,000 restricted stock units) will vest when the individual leaves employment, provided that this was after December 31, 2016 and is not for cause. The second tranche (100,000 restricted stock units) also vests after December 31, 2016 on the same terms, but, in addition, only if and when the stock price has been at or above $5.00 for 20 consecutive trading days and provided that this has occurred before December 31, 2019.

Restricted stock units were granted to five members of management on January 8, 2018 under the 2015 Plan, as part of their 2017 remuneration, divided into two tranches. The first tranche (100,000 restricted stock units) will vest when the individual leaves employment, provided that this was after March 31, 2018 and is not for cause. The second tranche (100,000 restricted stock units) also vests after March 31, 2018 on the same terms, but, in addition, only if and when the stock price has been at or above $3.00 for 20 consecutive trading days and provided that this has occurred before December 31, 2020.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

9.	Share-Based Compensation (continued)

Restricted stock units were granted to five members of management on March 1, 2018 under the 2015 Plan, as part of their 2018 remuneration, divided into two tranches. The first tranche (100,000 restricted stock units) will vest when the individual leaves employment, provided that this is after March 31, 2019 and is not for cause. The second tranche (100,000 restricted stock units) also vests after March 31, 2019 on the same terms, but, in addition, only if and when the stock price has been at or above $3.00 for 20 consecutive trading days and provided that this has occurred before December 31, 2021.

During the years ended December 31, 2017 and 2016, 34,125 shares were issued under the 2015 Plan, representing 20% of directors’ base fee for 2017 and 2016 respectively. The number of shares to be issued was determined on the basis of a notional value per share of $4.00 rather than market values.

10.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income available to common stockholders, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares (see note 8). Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

At June 30, 2018, there were 900,000 restricted stock units granted and unvested as part of management’s equity incentive plan. As of June 30, 2018 only Class A and B common shares are participating securities.

For the three and six months ended June 30, 2018, the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards. For the three and six months ended June 30, 2017, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding, including the RSU’s without service conditions. The diluted weighted average number of shares excludes any outstanding share-based incentive awards as these would have had an antidilutive effect.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

10.	Earnings per Share (continued)

(In thousands, except share data)	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Class A common shares
Weighted average number of common shares outstanding (B)	47,609,734	47,575,609	47,609,734	47,575,609
Weighted average number of RSUs without service conditions (note 9) (B)	500,000	400,000	450,276	400,000
Dilutive effect of share-based awards	295,529	—	266,329	—

Common shares and common share equivalents (F)	48,405,263	47,975,609	48,326,339	47,975,609

Class B common shares
Basic weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based incentive awards	—	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net income available to shareholders	$4,020	$6,824	$8,212	$13,618
Available to:
- Class A shareholders for period	$4,020	$6,824	$8,212	$13,618
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro-rata between Class A and B	—	—	—	—
Net income available for Class A (A)	$4,020	$6,824	$8,212	$13,618
Net income available for Class B (C)	—	—	—	—
Basic Earnings per share:
Class A (A/B)	$0.08	$0.14	$0.17	$0.28
Class B (C/D)	—	—	—	—
Diluted Earnings per Share
Net income available to common shareholders	$4,020	$6,824	$8,212	$13,618
Available to:
- Class A shareholders for period	$4,020	$6,824	$8,212	$13,618
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro rata between Class A and B	—	—	—	—
Net income available for Class A (E)	$4,020	$6,824	$8,212	$13,618
Net income available for Class B (G)	—	—	—	—
Diluted Earnings per share:
Class A (E/F)	$0.08	$0.14	$0.17	$0.28
Class B (G/H)	—	—	—	—

11.	Subsequent Events

There are no subsequent events other than those disclosed elsewhere in the consolidated financial statements.